SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                        SCHEDULE 13D
             Under the Securities Exchange Act of 1934
                     (Amendment No. 3)*

                   LASER POWER CORPORATION
                      (Name of Issuer)

              Common Stock, par value $.001 per share
                 (Title of Class of Securities)

                         51806K 10 4
                        (CUSIP Number)

                         Ronald Basso
          Buchanan Ingersoll Professional Corporation
                  One Oxford Centre, 20th Floor
                       301 Grant Street
                     Pittsburgh, PA 15219
                          412-562-3943
         (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                          June 5, 2000
      (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-
1(g), check the following box      .
                               ---
Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

----------------------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1  NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF
   ABOVE PERSONS:

   II-VI Incorporated
   I.R.S. IDENTIFICATION NO: 25-1214948

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                     (a)
                                                         ---
                                                     (b)
                                                         ---

3  SEC USE ONLY

4  SOURCE OF FUNDS

   BK

5  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED TO ITEMS
   2(d) OR 2(e)
                                                         ---

6  CITIZENSHIP OR PLACE OF ORGANIZATION

   Pennsylvania


Number of Shares           7   SOLE VOTING POWER
Beneficially Owned by          1,252,100
Each Reporting Person      8   SHARED VOTING POWER
With                           0
                           9   SOLE DISPOSITIVE POWER
                               1,252,100
                           10  SHARED DISPOSITIVE POWER
                               0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,252,100 Shares

12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES
                                                         ---

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    12.9%

14  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

    CO

This Amendment No. 3 to Schedule 13D (the "Amendment") amends the
Schedule 13D originally filed on September 29, 1999, and later amended on October 7, 1999 and February 3, 2000, by II-VI Incorporated, a Pennsylvania corporation, with respect to its ownership of the common stock, par value $.001 per share, of Laser Power Corporation, a Delaware corporation. This Amendment No. 3 is being filed to amend Items 4, 5, 6 and 7 of the Schedule 13D; however, Items 1 through 6 are restated in their entirety for convenience.
Item 1.  Interest In Securities Of The Issuer

This statement relates to the common stock, par value $.001 per share (the "Laser Power Common Stock"), of Laser Power Corporation, a
Delaware corporation ("Laser Power"). The principal executive offices of Laser Power are located at 12777 High Bluff Drive, San Diego,
California 92130.

Item 2.  Identity And Background

This statement is being filed by II-VI Incorporated, a Pennsylvania corporation (the "Reporting Person"). The Reporting Person's principal executive offices and principal business are located at 375 Saxonburg Boulevard, Saxonburg, Pennsylvania 16056.

The Reporting Person designs, manufactures and markets optics and electro-optical components, devices and materials for infrared, near-infrared, visible light, x-ray and gamma-ray instrumentation. The Reporting Person's infrared products are used primarily in high-power CO2 (carbon dioxide) lasers. These lasers are used for industrial processing throughout the world. The Reporting Person manufactures near-infrared and visible-light products for industrial, scientific and medical applications and solid-state (such as YAG and YLF) lasers. The Reporting Person manufactures and markets solid-state x-ray and gamma-ray detector products for the nuclear radiation detection industry.
The majority of the Reporting Person's revenues are attributable to the sale of optical components for the industrial laser processing industry.

The name, business address and present principal occupation or employment of any corporation or other organization in which such employment is conducted and the citizenship of each director and executive officer of the Reporting Person is set forth in Annex A, which is incorporated herein by reference.

Neither the Reporting Person nor, to the best knowledge of the Reporting Person, any person listed in Annex A, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source And Amount Of Funds Or Other Consideration

The Reporting Person purchased 1,250,000 shares of the Laser Power Common Stock on September 21, 1999 for an aggregate purchase price of $2,750,000. The Reporting Person borrowed 100% of these funds from PNC Bank, National Association, under an existing credit facility. This credit facility was attached as Exhibit 1 to the original Schedule 13D and is incorporated herein by reference.

Item 4. Purpose Of Transaction

(a) through (i). The Reporting Person originally acquired 1,250,100 shares of Laser Power Common Stock to facilitate the acquisition of control of Laser Power by the Reporting Person by means of a negotiated merger, the election of a majority of Laser Power's Board of Directors, a tender offer, or otherwise. While the Reporting Person still desires to acquire control of Laser Power, it has abandoned its previous intention to replace the current Laser Power Board of Directors with its own nominees and did not solicit proxies for the Laser Power 2000 annual meeting of stockholders.

By letter dated June 5, 2000, from Carl J., Johnson, Chairman and Chief Executive Officer of the Reporting Person, to Dick Sharman, Chairman of Laser Power, a copy of which letter is attached as Exhibit 6 and is incorporated herein by reference, the Reporting Person proposed to acquire Laser Power by means of a consensual exchange offer. If the proposed offer is accepted, the stockholders of Laser Power would receive cash and common stock of the Reporting Person in exchange for their Laser Power Common Stock and all outstanding shares of Laser Power Common Stock would be cancelled. Mr. Sharman has not yet responded to this letter.

If the June 5, 2000 offer is rejected by the Laser Power Board of Directors, the Reporting Person will evaluate whether to continue its efforts to acquire control of Laser Power. If the Reporting Person decides to continue its efforts to acquire control of Laser Power, it may acquire additional securities of Laser Power by tender offer, exchange offer or otherwise; provided that the Reporting Person may dispose of all or any of the shares of Laser Power Common Stock it owns at any time in the open market or in private transactions, in any case, in compliance with applicable securities laws. In any such acquisition of stock, the Reporting Person would likely seek to acquire control of Laser Power, which would likely result in changes to the directors and management of Laser Power and which could cause the outstanding Laser Power Common Stock to be delisted from Nasdaq.

Item 5.  Interest In Securities Of The Issuer

         (a) As of the date hereof, the Reporting Person beneficially owns 1,252,100 shares, or 12.9% of the issued and outstanding Laser Power Common Stock, based on 9,679,001 shares of Laser Power Common Stock outstanding, as reported in the Merger Agreement by and among Laser Power, Union Miniere USA Inc., and ACEC, Inc. attached as Exhibit 2 to Laser Power's Form 8-K filed on June 2, 2000.

         (b) The Reporting Person has the sole power to vote or to direct the vote of, and sole power to dispose or direct the disposition of, 1,252,100 shares of Laser Power Common Stock.

         (c) On June 17, 1999, the Reporting Person purchased 100 shares of Laser Power Common Stock on the open market at a price of $0.75 per share. On January 7, 2000, the Reporting Person purchased an additional 2,000 shares of Laser Power Common Stock on the open market for $2.75 per share. Both of these transaction were effected through a broker-dealer.

Other than these transaction and the transaction described in Item 3 above, which item is incorporated herein by reference, there have been no transactions with respect to Laser Power Common Stock within the last 60 days by the Reporting Person.

         (d)  Not applicable.

         (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such persons and any other person with respect to any securities of Laser Power except that Proxima Corporation ("Proxima"), which was the seller of the shares of Laser Power Common Stock purchased by the Reporting Person in the transaction described in Item 3 hereof, was a party to a Registration Rights Agreement dated June 13, 1997 with Laser Power and Union Miniere, Inc. (the "Registration Rights Agreement"). Under the Registration Rights Agreement, a copy of which is attached as Exhibit 4 and is incorporated herein by reference, Proxima had certain registration rights with respect to such shares. Pursuant to an Assignment and Assumption Agreement dated as of September 21, 1999, a copy of which is attached hereto as Exhibit 5 and is incorporated herein by reference, Proxima assigned its rights with respect to such shares under the Registration Rights Agreement to the Reporting Person in accordance with the terms of the Registration Rights Agreement.

Item 7.  Material To Be Filed As Exhibits

1. Amended and Restated Letter Agreement, dated March 26, 1999, by and between PNC Bank, National Association and II-VI
         Incorporated for Committed Line of Credit and Japanese Yen
         Term Loan.*

2.       Letter dated September 22, 1999 from Francis J. Kramer,
         President and Chief Operating Officer of II-VI Incorporated to Robert G. Klimasewski, Chairman of Laser Power Corporation.*

3. Letter dated September 22, 1999 from Robert G. Klimasewski, Chairman of Laser Power Corporation, to Francis J. Kramer, President and Chief Operating Officer of II-VI Incorporated.*

4. Registration Rights Agreement dated as of June 13, 1997 by and among Laser Power Corporation, Proxima Corporation and Union Miniere Inc.*

5. Assignment and Assumption Agreement dated as of September 21, 1999 by and between Proxima Corporation and II-VI
         Incorporated.*

6. Letter dated June 5, 2000, from Carl J., Johnson, Chairman and Chief Executive Officer of the Reporting Person, to Dick
         Sharman, Chairman of Laser Power.
                                                            Page 6 of 8

--------------
         * Previously filed as an Exhibit to the Schedule 13D filed by the Reporting Person on September 29, 1999 and incorporated herein by reference.

                                                            Page 7 of 8

                               SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 5, 2000                  /s/ James Martinelli
                                          James Martinelli
                                      Chief Financial Officer

                                                            Page 8 of 8

                                ANNEX A

     INFORMATION CONCERNING THE DIRECTORS AND EXECUTIVE OFFICERS OF
                           II-VI INCORPORATED

The following table sets forth the name, business address and principal occupation or employment at the present time for each director and executive officer of II-VI Incorporated. Unless otherwise noted, each person is a citizen of the United States. In addition, unless otherwise noted, each person's business address is II-VI Incorporated, 375 Saxonburg Boulevard, Saxonburg, Pennsylvania 16056.

                    DIRECTORS OF II-VI INCORPORATED

Carl J. Johnson       Chairman and Chief Executive Officer
                      of II-VI Incorporated.

Francis J. Kramer     President and Chief Operating Officer
                      of II-VI Incorporated.

Thomas E. Mistler     President & Chief Executive Officer of
                      Engineered Arresting System - ESCO
                      His business address is: Engineered Arresting
                      System - ESCO, 2550 Market Street, Aston, PA
                      19014.

Richard W. Bohlen     Retired; formerly Senior Vice President,
                      Operations, Rockwell International Corporation.
                      His business address is: 3 East Arrowhead Circle,
                      Santa Fe, New Mexico 87501.

Duncan A.J. Morrison  President of ARRI Canada Ltd.  Mr. Morrison is a
                      Canadian citizen. His business address is: ARRI Canada Ltd., 26 Irwin Avenue, Toronto, Ontario, M4Y 1L2 Canada.

Peter W. Sognefest    President and Chief Executive Officer of Xymox
                      Technology, Inc.  His business address is: Xymox
                      Technologies, Inc., 9099 West Dean Road,
                      Milwaukee, Wisconsin 53224.

               EXECUTIVE OFFICERS OF II-VI INCORPORATED
                    (WHO ARE NOT ALSO DIRECTORS)

Herman E. Reedy       Vice President and General Manager of
                      Quality and Engineering

James Martinelli      Treasurer and Chief Financial Officer


Exhibit 6

II-VI Incorporated
375 Saxonburg Boulevard
Saxonburg, PA 16056


June 5, 2000

Dick Sharman, Chairman
Laser Power Corporation
36570 Briggs Road
Murrieta, CA 92563-2347

Dear Dick:

II-VI Incorporated continues to be interested in acquiring Laser
Power Corporation. To that end, we hereby make the following offer:

* Exchange Consideration per         .052 shares of II-VI common
  Share of Laser Power Stock         stock plus $2.32 in  cash.
  (assuming 9,678,001 shares
  outstanding, plus existing
  stock options for no more
  than 367,977 shares)

* Minimum Price                      $4.05 per share--if
                                     necessary, II-VI will pay a
                                     combination of cash and/or
                                     stock, at its election, so
                                     that the consideration paid
                                     for each share of Laser
                                     Power stock has a value of
                                     at least $4.05 per share,
                                     based on the volume weighted
                                     average trading price of
                                     II-VI stock during the 20
                                     trading days prior to the
                                     closing of the exchange
                                     offer.

* Ceiling                            $5.00 per share---if
                                     necessary, the number of
                                     II-VI shares to be issued
                                     will be reduced so that the
                                     consideration paid for each
                                     share of Laser Power stock
                                     will not have a value of
                                     more than $5.00 per share,
                                     based on the volume weighted
                                     average trading price of
                                     II-VI stock during the 20
                                     trading days prior to the
                                     closing of the exchange
                                     offer.

* Structure                          The transaction will be
                                     structured as an exchange
                                     offer, followed by a merger
                                     in which those Laser Power
                                     stockholders not tendering
                                     into the exchange offer
                                     receive the same consideration
                                     that was paid in the exchange
                                     offer.

* Other Terms                        We are prepared to enter into
                                     an agreement providing for
                                     the transaction on the same
                                     terms as set forth in your
                                     agreement with Union Miniere
                                     USA Inc., with appropriate
                                     changes to reflect the terms
                                     of our offer and to reflect
                                     the conditions below.

Based on the closing market price of II-VI stock on June 2, 2000, our offer has an implied value of $4.25 per share of Laser Power stock. This makes our offer clearly superior to the terms of the Union Miniere transaction. Not only does our offer have a higher indicated value than the Union Miniere transaction, it gives Laser Power stockholders the opportunity to participate in the upside opportunity created by the combination of II-VI and Laser Power. This makes our offer compelling from the point of view of Laser Power's stockholders.

As you well know, II-VI has been enthusiastic about acquiring
Laser Power for several years now. II-VI is a growing company and we think that Laser Power can be an important component of our future. Our plans are to combine our businesses in a way that maintains the Laser Power brand name and its role in the market place. We intend to maintain and even grow Laser Power's Temecula, Mexican and Belgium manufacturing facilities. These facilities fit well into our worldwide manufacturing strategy. We intend to make your San Diego office our West Coast sales and marketing headquarters and your office in Belgium will nicely complement our global sales and marketing efforts. For these reasons, it is important to us to retain all of Laser Power's key employees and we intend to offer them an extremely competitive compensation package, including II-VI stock options, to accomplish that.

Your Board's fiduciary duties under Delaware law require you to consider this offer. We believe that if you evaluate this offer in accordance with those duties you will conclude that it is superior to the terms of your agreement with Union Miniere.

Our proposed transaction will be conditioned upon, among other things, (i) the tender into our exchange offer of not less than a majority of the shares of Laser Power corporation common stock outstanding (including the shares of Laser Power stock owned by II-VI), (ii) the valid termination of the merger agreement between Laser Power and Union Miniere, with the payment by Laser Power to Union Miniere of any fees or expenses in connection with such termination not to exceed $2 million, (iii) the approval of II-VI's exchange offer and its proposed merger by Laser Power's Board of Directors, (iv) receipt of all required regulatory approvals, (v) the redemption of the outstanding preferred stock purchase rights under Laser Power's preferred stock purchase rights plan or the amendment of the plan to make it inapplicable to II-VI's offer, and (vi) Laser Power not taking any action that would impair II-VI's ability to acquire Laser Power or otherwise diminish the value of Laser Power to II-VI.

This offer has been approved by II-VI's Board of Directors. As you can appreciate, time is of the essence. Accordingly, if you do not respond favorably to our proposal by Noon, Eastern Time, on June 11, 2000, it will automatically terminate and we will be forced to consider our other alternatives.

I look forward to hearing from you shortly and to working with you so that we may bring our clearly premium proposal to a vote of your stockholders.

                                                Sincerely,
                                                /s/ Carl J. Johnson
                                                Carl J. Johnson,
                                                Chairman and CEO